UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MARCH 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  March 29, 2006                      /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                      MARCH 29, 2006

                 WORK COMMENCES ON TUMI'S SEVEN SILVER PROJECTS
                       IN THE BERGSLAGEN DISTRICT, SWEDEN

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to provide an update on the Company's exploration activities in Sweden. During recent months, the Company has been active in staking numerous silver projects in the Bergslagen District of south-central Sweden, and is now a major claim holder in the district.

The Bergslagen district lies immediately to the north-west of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The district is underlain by volcanics and sediments which are more than 2 billion years old. Bergslagen is a highly mineralized district and one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metal and silver sulphides. It contains the well known historic and current mines Sala, Falun, Garpenberg and Zinkgruvan.

Ten exploration licences totaling 4,255 hectares that cover seven historic silver mines have now been granted by the Swedish Mining Inspectorate, for an initial period of three years. A further eight exploration licences covering additional significant silver prospects have been applied for, and will be reported on shortly.

The seven historic silver producers for which the Company has received exploration licences are:

SALA (2,432 HA)          Sweden's largest  historic silver producer,  the famous
                         Sala silver mine operated for nearly 400 years and produced some of the richest silver ores in the world.
                         It is estimated that more than 200 millions ozs of silver were recovered; it was reported grades of up to 7,000 g/t Ag were mined.

HALLEFORS (794 HA)       Sweden's second largest  historic silver producer after
                         Sala. Mineralization occurs in fissures cross-cutting volcanics and also as lode deposits within stratabound carbonate rocks. Small production (9,000 tonnes) from 1878 to 1917 averaged 1,560 g/t Ag, 12% Zn and 38% Pb.

SVARDSJO (284 HA)        The Svardsjo  Cu-Pb-Zn-Ag  mines,  located 16 kms NE of
                         Falun, produced ore from the Middle Ages and more recently between 1959 and 1972; 775,000 tonnes of production averaged 113 g/t Ag, 0.6% Cu, 2.7% Pb and
                         6.0% Zn. Ore is considered volcanogenic-exhalative in origin.

LOVASENS (185 HA)        A rich  Pb-Zn-Ag  mine that  operated  between 1630 and
                         1954 with ore hosted by a silicate skarn.  Between 1630
                         and 1878, the mine produced 806 tonnes of Pb and 83,000 ozs of Ag; the average grade was about 240 g/t Ag.

KALVBACKEN (168 HA)      An old  Zn-Pb-Cu-Ag  mine  located 17 kms  southwest of
                         Falun that produced about 600,000 tons of ore. The ore occurred as two stock-like skarn-carbonate bodies.

TOMTEBO (80 HA)          The historic Tomtebo mine is located 25 km southeast of
                         Falun and produced small amounts of Cu-Zn-Ag ore.

OSTER SILVBERG (312 HA)  Oster Silvberg mine,  located 27 km south of Falun, was the main producer of silver in Sweden in the Fourteenth and Fifteenth Centuries. Early records indicate that silver production exceeded 32,000 ozs per year.

Very little modern exploration has been undertaken for silver within the Bergslagen district. There is excellent potential for discovering new mineral occurrences either along strike or down-dip from the known mineralization or entirely new mineralized zones. The Company is in the process of obtaining the historical records of all these silver prospects and initial detailed work will be focused on Sala and Hallefors.

The qualified person for Tumi's Silver Projects, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the Bergslagen District and verified the contents of this news release.


On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------             website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

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